4700 Homewood Court, Suite 100, Raleigh, NC 27609 USA

June 15, 2018

FILED ON EDGAR

Jay Ingram

Legal Branch Chief Office of

Manufacturing and Construction

United States Securities and

Exchange Commission

Mail Stop 4631

Washington, DC 20549

Re:       ATI Modular Technology Corporation

Registration Statement on Form S-4

Filed June 7, 2018

File No. 333-221846

Revised Information Statement on Schedule 14C

Filed May 29, 2018

Dear Mr. Ingram:

This letter is in response to the Commission’s June 13, 2018 comment letter regarding Registration Statement on Form S-4 and Revised Information Statement on Schedule 14C submitted by ATI Modular Technology Corporation (the “Company”). The Company’s legal counsel, Anthony R. Paesano of Paesano Akkashian Apkarian, P.C., has been copied in on this correspondence, so feel free to contact him with any questions, and of course, please feel free to continue to correspond directly with me.

Form S-4/A filed on June 7, 2018

General

1.	Your consent on file covers the audited financial statements for the year ended December 31, 2016. Please Provide an updated auditors consent.

Response: The Company notes the Commission’s comment and has attached updated auditor consents as Exhibits 23.1 and 23.2, respectively.

Cover Page

1.	Please remove the statement that “the securities registered herein are being offered on a national securities exchange.”

Response: The Company has removed the identified language.

Very truly yours,

ATI Modular Technology Corporation

Alton Perkins

Alton Perkins